Exhibit 99.1

Extreme & Aerohive Investor FAQ

1.	What are you announcing?

Extreme Networks announced it has entered into a definitive agreement to acquire Aerohive, a pioneer in cloud-managed networking, at a price of $4.45 per share in cash, representing an aggregate purchase price of approximately $272 million. Accounting for Aerohive’s net cash balance of $62 million at the end of March, the deal is equivalent to an enterprise value of $210 million. In acquiring the company, Aerohive’s customers, channel partners, team and differentiated technology will join Extreme. We expect the acquisition to close in FQ1’20.

2.	How will this acquisition be financed?

Extreme expects to fund the acquisition from a combination of available cash and committed debt financing.

3.	How do I tender my shares?

The acquisition is structured as an all-cash tender offer for all outstanding common stock of Aerohive, followed by a merger of a wholly-owned subsidiary of Extreme with and into Aerohive. Under the terms of the merger agreement, Extreme will commence a tender offer to acquire all of the outstanding shares of Aerohive’s common stock at a price of $4.45 per share in cash, representing an implied, fully diluted equity value of $272 million. The Board of Directors of both Extreme and Aerohive have unanimously approved the terms of the merger agreement, and the Board of Directors of Aerohive has resolved to recommend that Aerohive’s stockholders accept the offer once it is commenced.

The acquisition is not subject to financing conditions and Extreme expects to fund the acquisition from a combination of available cash and committed debt financing. The acquisition is subject to customary conditions, including the tender of the majority of the outstanding shares of Aerohive’s common stock and regulatory approvals in the U.S. and Germany. The acquisition is expected to close during Extreme’s first quarter of the fiscal year 2020.

4.	What is the breakup fee if this deal does not get finalized?

The breakup fee is $11,400,000.

5.	Which regulatory hurdles and approvals do you need to pass to complete this transaction?

Regulatory approvals in the U.S. and Germany.

6.	What is the goal of the acquisition?

This acquisition of Aerohive accelerates the realization of our vision of the Autonomous Enterprise, adding critical new cloud management and edge capabilities (Elements) to Extreme’s portfolio of end-to-end, edge to cloud networking solutions, providing a strong subscription revenue stream and strengthening the company’s position in wireless LAN at a critical technology transition to Wi-Fi 6.

Aerohive is a cloud management company which happens to have wireless LAN technology as well. This means we are acquiring a company that has spent most of its energy in building a cloud management platform (called HiveManager) that manages Wi-Fi, Switching, SD-WAN, and NAC. This fits perfectly with our strategy of providing customers new features and capabilities using the cloud. Aerohive also employs a Continuous Integration / Continuous Deployment development model that allows for much higher feature velocity than Extreme has been able to achieve in the past, which will drive additional value for our customers.

This acquisition strengthens Extreme’s position in WLAN, the fastest growing segment in networking, according to IDC. Aerohive is the number two provider of Cloud Managed Wireless LAN Services within this segment. It recently delivered the industry’s first pluggable enterprise Wi-Fi access points and was first to market with Wi-Fi 6. This acquisition will expand Extreme’s technology leadership in Wi-Fi and NAC, bringing cloud-managed Wi-Fi and NAC capabilities to round out our on-premises offerings. We are also gaining new branch/SD-WAN capabilities and other services, in all expanding our total addressable market by a total of $1B in a market growing 20% per year. Further, the acquisition strengthens our position in key vertical markets, such as education, healthcare, state and local government, and retail presenting numerous opportunities for cross-sell and up-sell. The combined company will provide customers and partners with more choices – expanding our end-to-end portfolio to include both cloud and on-prem wired and wireless solutions, supported by industry leading in-sourced customer service.

Overall, this acquisition and strengthens our leadership in WLAN and Wi-Fi Markets at a critical juncture – the Wi-Fi 6 transition, and also provides new SD-WAN capabilities, allowing us to drive future growth.

Extreme has 30,000 customers, including half of the Fortune 50. Aerohive adds 24,000 customers that use Cloud Wireless LAN. Aerohive is also adding 5,600 channel partners to Extreme’s base of 6,000 partners.

7.	What is the impact for Aerohive shareholders?

Aerohive shareholders who tender their shares following the commencement of the tender offer will receive cash consideration of $4.45 per share.

8.	What does the future look like for Extreme?

Extreme Networks has been in business for more than 20 years. In that time, we have succeeded in acquiring and bringing together companies and strategic assets that support and expand our core business. Today, Extreme is a Top-3 player in enterprise networking (up from #13 in 2013).

The acquisition of Aerohive enhances our leadership in cloud, AI and ML, adding a proven and mature cloud services platform and subscription service model for Extreme’s customers and partners. Extreme continues to invest in software and AI to expand the automation capabilities across our portfolio of edge-to-cloud networking solutions, and the ability to deliver cloud-managed networks is key to our strategy.

After scaling Extreme’s business to $1B in revenue and expanding our portfolio to include end-to-end enterprise networking solutions, we are now taking the next step to transform our business to add sustainable, subscription-oriented cloud-based solutions that will enable us to drive recurring revenue and improved cash flow generation. Extreme expects this deal to be accretive to its FY20 outlook as it accelerates our plans to achieve over 60% gross margin and 15% operating income.

With these investments, and through organic and inorganic investments, we will continue to accelerate the realization of our vision of the Autonomous Enterprise.

9.	Aerohive does business/has offices in China. How do you plan to manage that in the current business climate?

Aerohive’s Board of Directors has approved an initiative to realign its Research and Development organization by reducing the number of employees located in Hangzhou, China, incurring approximately $2M in charges, primarily related to the reduction of headcount. Aerohive previously noted that it expects to complete this plan by the third quarter of its fiscal year 2019 and believes this action will significantly improve efficiency in its research and development efforts by concentrating development resources in fewer locations.

10.	Extreme is moving production out of China as a result of tariffs and has raised pricing. What is the plan to move Aerohive manufacturing out of China… will the timing impact pricing?

At this time, wireless access points are exempt from China tariffs and there is currently no need to move them unless the next round of tariffs includes access points as well.

11.	You’ve reported that Brexit and slow growth in Germany have impacted revenues for Extreme. How is Aerohive positioned in this regard? Will that change under the Extreme umbrella?

Aerohive’s European exposure related to Germany is lower than Extreme’s. Aerohive’s market strength in EMEA lies in BENELUX, UK, and France, which is more complementary to our revenue mix.

12.	How does this acquisition fit into Extreme’s existing portfolio?

With Aerohive, Extreme will offer customers and partners more choices for cloud and on-premises wired and wireless solutions, and an industry-leading solution for cloud-based network management – all from a single vendor and backed by its award-winning, insourced services and support team. Post-acquisition, customers and partners will be able to mix and match a broader array of software, hardware, and services Elements to create networks that support their unique needs, and that can be managed and automated from end-to-end, from the enterprise edge to the cloud, to advance their digital transformation efforts.

13.	What new markets can Extreme serve as a result of the acquisition?

Extreme Networks is deepening its capabilities in education, healthcare, state and local government, and retail. Extreme is excited to welcome some of the world’s most recognized brands in these and other key industries to its family of customers.

14.	What is the benefit to Extreme and Aerohive customers?

The acquisition of Aerohive enhances our leadership in cloud, AI and ML, and delivers a proven and mature cloud services platform for Extreme’s customers and partners. The role cloud-managed technology plays in modern enterprises is impossible to overstate – its where digital transformation is won and lost. Now, we’re able to offer more competitive choices, including cloud and on-premises wired and wireless solutions, and an established as-a-service/subscription model to help our customers and partners reduce costs and gain efficiencies.

Aerohive’s customers and partners will gain the benefit of Extreme’s #1 rated in-sourced customer service and a full portfolio of wired and wireless, edge-to-cloud solutions from a single end-to-end vendor. They will also benefit from Extreme’s continued investment in software and AI for automation. We are excited at the possibilities this combined portfolio will bring, making infrastructure smarter, more autonomous, and the driver of business value.”

15.	Will Extreme rebrand Aerohive assets as its own?

Branding discussions will begin once the deal is finalized.

16.	Will any of Aerohive’s leadership come over to Extreme?

Integration discussions will begin over the next few weeks, and Extreme plans investigate all opportunities to continue strengthening our team.

17.	What are Extreme’s plans for SD-WAN now that it has Aerohive’s capabilities?

Extreme is currently investigating roadmap and strategy opportunities and will continue to update this plan as the companies integrate over the next few months.

18.	How will this acquisition change what Extreme is offering and how can partners and sellers benefit?

Extreme is making a further investment in the wireless LAN market, and we’ve committed 95% of our R&D dollars to software and AI to facilitate automation across our extensive portfolio of edge and cloud solutions. Current Extreme partners will be offered access to an expanded Wi-Fi portfolio, with innovative cloud-based management, SD-WAN capabilities, and security features, enabling more opportunities and advantages in key vertical markets. Aerohive partners who continue with Extreme will also have access to an expanded solution set, especially for campus and data center switching, with marquee customers across a variety of verticals.

19.	Aerohive and Extreme Networks both have operations in the same regions. Will there be facilities closures?

As we work through the integration process, we will evaluate where consolidating facilities may make sense, based on our hiring plans and the locations of our customers. As of today, there is nothing to announce.

20.	How many employees did Extreme Networks have before the acquisition?

Approximately 2,700 worldwide.

21.

Are there any marquee European brands Extreme is working with through its acquisition of Aerohive? Nationwide Building Society, Oxford-Brookes University, UK National Health Service (NHS), Clarkes Shoes, Puma, Decathalon, Christian Louboutin, Pret-a-Manger, JCDecaux, Hoogvliet, Zeeman, Grifols, McDonalds, Nando’s, and the Vatican.

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Additional Information and Where to Find It

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of Aerohive’s common stock. The tender offer for the outstanding shares of Aerohive’s common stock described in this report has not commenced. At the time the tender offer is commenced, Extreme will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and Aerohive will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Aerohive’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements”. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Extreme and Aerohive believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Extreme, Aerohive or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Purchaser may not receive sufficient number of shares tendered from Aerohive stockholders to complete the tender offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Aerohive and Extreme to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Aerohive or Extreme; (5) the ability of Aerohive to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Extreme’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating Aerohive with its existing businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Aerohive’s recent Quarterly Report on Form 10-Q, Extreme’s most recent Quarterly Report on Form 10-Q, and Aerohive’s and Extreme’s more recent reports filed with the SEC. Aerohive and Extreme can give no assurance that the conditions to the transaction will be satisfied. Neither Aerohive nor Extreme or its subsidiaries undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. Aerohive is responsible for information in this Current Report on Form 8-K concerning Aerohive, and Extreme is responsible for information in this Current Report on Form 8-K concerning Extreme or its subsidiaries.

Extreme’s Quarterly Report on Form 10-Q filed on May 10, 2019 and other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect Extreme’s business, results of operations and financial condition. Extreme undertakes no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.